ANNUAL MEETING OF SHAREHOLDERS OF

FREESEAS INC.

November 14, 2013

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20230300000000001000 3 111413

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 3
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect two (2) directors of the Company to serve until the 2016 Annual Meeting of Shareholders.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
○ Focko Nauta
○ Keith Bloomfield

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

	FOR	AGAINST	ABSTAIN
2. Proposal to ratify the appointment of RBSM LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.	☐	☐	☐
3. Proposal to grant discretionary authority to the Company's board of directors to (A) amend the Articles of Incorporation of the Corporation to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for-5 (the "Reverse Stock Split") and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Corporation's transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Corporation shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-10, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the annual meeting of shareholder.	☐	☐	☐

In their discretion, the Proxies are authorized to vote upon any other matter that may properly come before the meeting or any adjournments thereof.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES AND FOR THE PROPOSALS LISTED HEREIN.

If you plan to attend the Annual Meeting please mark this box ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0PROXYFREESEAS INC.PROXY FOR ANNUAL MEETING TO BE HELD ON NOVEMBER 14, 2013 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORSThe undersigned, revoking all prior proxies, hereby appoints ION G. VAROUXAKIS and Maria Badekas and each of them, with full power of substitution in each, as proxies for the undersigned, to represent the undersigned and to vote all the shares of Common Stock of the Company which the undersigned would be entitled to vote, as fully as the undersigned could vote and act if personally present, at the Annual Meeting of Stockholders (the Meeting) to be held on November 14, 2013, at 17:00 Greek time /10:00am Eastern Standard Time , at the principal executive offices of FreeSeas Inc., 10, Eleftheriou Venizelou str. (Panepistimiou Ave) 106 71 Athens, Greece or at any adjournments or postponements thereof.Should the undersigned be present and elect to vote at the Meeting or at any adjournments or postponements thereof, and after notification to the Secretary of the Company at the Meeting of the stockholder s decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filing a written notice of revocation with the Secretary of the Company or by duly executing a proxy bearing a later date.(Continued and to be signed on the reverse side.) 14475